

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2011

Via E-mail
Brad J. Pyatt
Chief Executive Officer
MusclePharm Corporation
4721 Ironton Street, Building A
Denver, CO 90839

      Re: MusclePharm Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed April 1, 2011
               File No. 000-53166

Dear Mr. Pyatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 10. Directors and Executive Officers, page 24

1. Please amend your Form 10-K to provide disclosure for each director that identifies the experiences, qualifications, attributes or skills that led the board to determine that the person should serve as a director of the company. Please note that this disclosure should be provided for each director on an individual basis. See Item 401(e) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 29

2. We note your reference to $358,077 in proceeds received from the issuance of debt to a related party on page 17 and the $358,077 in common stock issued for the settlement of notes payable to an officer on page F-23. However, we also note your statement at page 29 that "there are no transactions since our inception, or proposed transactions, to which we were or are to be a party, in which any of the following persons had or is to have a

direct or indirect material interest" in reference to your executive officers, directors, major security holders and members of the immediate family of those individuals. Please amend your Form 10-K to reconcile these conflicting statements. In particular, please identify the officer with which you entered into the note transaction and provide the disclosure required by Item 404(a) of Regulation S-K with regard to this transaction. In addition, please file any agreement underlying this related party transaction as an exhibit to your Form 10-K as required by Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 30

3. Please amend your Form 10-K to update your exhibit list to include and incorporate by reference your articles of incorporation and bylaws as currently in effect and any amendments thereto as required by Item 601(b)(3) of Regulation S-K.

Signatures, page 31

4. Please amend your Form 10-K to include the signature of Cory Gregory. Pursuant to General Instruction D(2)(a) of Form 10-K, the filing must be signed by at least the majority of the board of directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell at (202) 551-3873, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director